Exhibit 99.4

Baker & McKenzie Amsterdam N.V. Attorneys at law, Tax advisors and Civil-law notaries
P.O. Box 2720
1000 CS Amsterdam
The Netherlands
20190265/67/WIT/REB
Tel: +31 20 551 7555
www.bakermckenzie.nl

DRAFT

AMENDMENT TO THE ARTICLES OF ASSOCIATION

MYT NETHERLANDS PARENT B.V.

On this day, [___], appeared before me, Kim Francis Tan, civil-law notary in Amsterdam, the Netherlands (the “notary”):

[Baker & McKenzie attorney].

The appearing person declared as follows:

The articles of association of MYT Netherlands Parent B.V., a private company with limited liability organized and existing under the laws of the Netherlands, having its corporate seat in Amsterdam, the Netherlands, with its office address at Einsteinring 9, 85609 Aschheim, Federal Republic of Germany and registered with the Trade Register held by the Chamber of Commerce in the Netherlands under number 74988441 (the “company”), were most recently amended and readopted by notarial deed executed on the twelfth day of January two thousand and twenty-one before Kim Francis Tan, aforementioned. The company’s articles of association now read as set forth in the aforementioned deed.

On [___], the board of managing directors of the company resolved to propose to the general meeting of the company to amend the articles of association of the company, which proposal was approved by the supervisory board of the company, by its resolution dated [___]. Following such proposal, on [___], the general meeting of shareholders of the company resolved, among others, to amend and readopt the company’s articles of association. Copies of the aforementioned resolutions are attached to this deed.

At the aforementioned general meeting, the appearing person was given authority, among other things, to execute and sign the deed of amendment to the articles of association.

In order to execute the aforementioned resolutions, the appearing person subsequently declared to hereby amend and readopt the company’s articles of association in such a manner that the company shall be henceforth governed by the following:

ARTICLES OF ASSOCIATION

Definition of terms

Article 1

In these articles of association, the following terms have the following meanings:

a.	general meeting: the corporate body of the company formed by the shareholders and other holders of a meeting right or, as the case may be, the meeting of the shareholders and other holders of a meeting right;

b.	subsidiary: a legal entity or company as referred to in article 2:24a Dutch Civil Code;

c.	annual accounts: the company’s annual accounts as referred to in article 2:361 Dutch Civil Code;

d.	written/in writing: in writing or in a reproducible manner by electronic means of communication, unless impermissible under applicable laws;

e.	holder of a meeting right: party who, pursuant to the law or these articles of association, holds a meeting right;

f.	meeting right: the right to attend and address the general meeting, either in person or by written proxy;

g.	proceeding: any action, suit or proceeding, whether civil, criminal, administrative or investigative; and

h.	MYT Holding LLC: MYT Holding LLC, a limited liability company organized and existing under the laws of Delaware, United States of America, having its registered office at 200 Bellevue Parkway, Suite 210, Wilmington, Delaware 19801, United States of America and registered with the Secretary of State of the State of Delaware under entity number 7375244 or any of its legal successors.

Name and corporate seat

Article 2

2.1	The company’s name is MYT Netherlands Parent B.V.

2.2	The company has its corporate seat in Amsterdam, the Netherlands.

2.3	The company has its head office in the district of Munich, Federal Republic of Germany.

Objects

Article 3

The objects of the company are:

a.	to incorporate, conduct the management of, participate in and take any other financial interest in other companies and/or enterprises, in particular companies and/or enterprises which are active in the area of the sale and marketing of products of any kind, in particular textiles, clothing, leather goods, cosmetics and accessories;

b.	to render administrative, technical, financial, economic or managerial services to other companies, persons and/or enterprises;

c.	to acquire, dispose of, manage and operate real property, personal property and other goods, including patents, trademark rights, licences, permits and other industrial property rights; and

d.	to borrow and/or lend monies, provide security or guarantee or otherwise warrant performance jointly and severally on behalf of others,

the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense of the words.

Shares

Article 4

4.1	The company has an issued share capital divided into one (1) or more shares.

4.2	At least one (1) share must be held by a party other than the company or any of its subsidiaries and for a purpose other than for the benefit of the company or any of its subsidiaries.

4.3	The shares have a nominal value of fifteen ten-thousandth eurocent (EUR 0.000015) each.

4.4	All shares are registered and are numbered consecutively from 1 onwards. Each share conveys a voting right, a meeting right and a right to share in the company’s profits and reserves, in accordance with the provisions of these articles of association.

4.5	Any right of a shareholder to receive share certificates in relation to its shares is excluded to the extent permitted by law and to the extent that the issuance of a share certificate is not required under the rules of any stock exchange on which the shares are admitted to trading. The company is entitled to issue share certificates representing individual shares (single certificate) or several shares (global certificate).

Shareholders’ register

Article 5

A shareholders’ register will be kept in accordance with applicable laws. The shareholders’ register may be kept in several copies and in several places. Part of the shareholders’ register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

Issue of shares

Article 6

6.1	The company may only issue shares pursuant to a resolution of the general meeting. The general meeting may delegate its powers in this respect to the board of managing directors for a period not exceeding five years and may revoke such delegation. The delegation may be extended from time to time for a period not exceeding five years. If the general meeting has delegated its authority to issue shares to the board of managing directors, any resolution of the board of managing directors to issue shares shall be subject to prior approval of the supervisory board.

6.2	Paragraph 1 of this article shall apply mutatis mutandis to the granting of rights to subscribe for shares but will not apply to the issuing of shares to persons exercising a previously obtained right to subscribe for shares.

Conditions for issuing of shares. Pre-emptive rights

Article 7

7.1	Any resolution to issue shares shall also specify the issue price and any further conditions in connection with the issue. The issuing of shares shall require a notarial deed to be executed for that purpose before a civil-law notary practicing in the Netherlands, to which those involved are party.

7.2	No shareholder has any pre-emptive right on any share issue or any grant rights to subscribe for shares.

Payment on shares

Article 8

8.1	On subscription for a share, payment must be made of its nominal value. The company may require that the nominal value or a part thereof only need to be paid after a certain period of time or after the company has requested such payment.

8.2	Payment on a share must be made in cash unless another form of contribution has been agreed. The company’s permission is required to pay on shares in a currency other than that in which the nominal value of the shares is denominated.

8.3	The board of managing directors is authorized to perform legal acts relating to non-cash contributions on shares and other legal acts as mentioned in article 2:204 Dutch Civil Code without prior approval of the general meeting.

8.4	Payment on shares may be made by debiting the company’s reserves, if resolved upon by the corporate body of the company authorized to resolve to issue shares.

Acquisition of shares by the company in its own capital

Article 9

The company may, with due observance of the relevant statutory provisions and subject to a resolution of the board of managing directors, acquire shares in its own capital on the terms and conditions set forth in such resolution.

Capital reduction

Article 10

With due observance of article 4 paragraph 2 of these articles of association and the provisions of law, the general meeting may resolve to reduce the issued capital of the company, either by a cancellation of shares or by a reduction of the nominal value of the shares by means of an amendment of the articles of association. The provisions of article 2:216 paragraphs 2 up to and including 4 Dutch Civil Code shall apply accordingly to the resolution referred to in the previous sentence.

Transfer of shares. Restricted rights

Article 11

11.1	The transfer of shares and the transfer – including the creation and disposal – of any restricted rights attached to shares shall require a notarial deed to be executed for that purpose before a civil-law notary practicing in the Netherlands, to which those involved are party.

11.2	The transfer in accordance with paragraph 1 of this article will also be valid vis-à-vis the company by operation of law. Unless the company is a party to the legal act, the rights attached to shares cannot be exercised until the company either acknowledges the legal act or the notarial deed has been served upon the company in accordance with the relevant statutory provisions.

11.3	A shareholder may create a usufruct or right of pledge on one or more of his or her shares.

11.4	The voting rights attached to the shares encumbered with a usufruct or right of pledge shall be vested in the shareholder. The voting right may be vested in the usufructuary or pledgee if this is stipulated on the establishment of the usufruct or right of pledge or if this is agreed afterwards in writing between the shareholder and the usufructuary or pledgee.

11.5	The provisions of paragraph 2 of this article shall apply mutatis mutandis to a written agreement as referred to in paragraph 4 of this article.

Transferability of shares

Article 12

Shares can be transferred freely and without any restrictions as referred to in article 2:195 Dutch Civil Code.

Board of managing directors

Article 13

13.1	The board of managing directors consists of one (1) or more managing directors, with the actual number being determined by the supervisory board. Each managing director of the company has the title of director (directeur). In addition, the supervisory board may grant to one managing director the title of CEO and to one managing director the title of CFO. The majority of the managing directors in office shall be German resident.

13.2	The managing directors are appointed by the general meeting, on the basis of a binding nomination by the supervisory board.

13.3	The general meeting has the right to overrule the binding nature of such nomination of the supervisory board by a resolution, adopted with a majority of at least two-thirds of the votes cast, representing more than half of the issued and outstanding share capital of the company. If the binding nomination is overruled, the supervisory board shall draw up a new binding nomination to be voted upon in the next general meeting.

13.4	The general meeting shall have the right to appoint a managing director if no binding nomination has been made by the supervisory board within a reasonable period of a vacancy occurring.

13.5	Managing directors shall be appointed for a period of four years, provided that, unless a managing director retires sooner or upon his or her appointment a term shorter than four years has been determined, his or her term shall expire as of the closing of the annual general meeting held in the fourth calendar year following the year of his or her appointment. A managing director may be re-appointed, with due observance of the preceding sentence.

13.6	For the purposes of article 32 paragraph 4 of these articles of association, a person who has determined or co-determined the company’s policies as if he or she were a managing director shall be considered equivalent to a managing director, including the same responsibilities and liabilities.

Suspension and dismissal

Article 14

14.1	The general meeting and the supervisory board each are authorized to dismiss a managing director from office at any time.

14.2	The general meeting and the supervisory board each are authorized to suspend a managing director from office at any time. Either the supervisory board or the general meeting may lift such suspension at any time and such suspension will automatically lapse if either the general meeting or the supervisory board does not resolve to dismiss such managing director within three months of such suspension.

Remuneration

Article 15

15.1	The company shall have a policy regarding the remuneration of managing directors. This policy shall be determined by the general meeting, pursuant to and in accordance with a proposal thereto by the supervisory board.

15.2	The general meeting is authorized to amend the remuneration policy as referred to in paragraph 1 of this article, based on a proposal by the supervisory board.

15.3	The remuneration of individual managing directors shall be determined by the supervisory board, with due observance of such remuneration policy. With respect to share and share option schemes, the supervisory board will submit a proposal for approval to the general meeting. This proposal must at least state the number of shares or options that can be awarded to managing directors as well as the criteria that apply to any grant or modification.

Managerial duties

Article 16

16.1	Subject to the restrictions set forth in these articles of association and with due observance of the law, the board of managing directors is charged with the management of the company.

16.2	The supervisory board shall draw up rules of procedure containing further regulations on the procedure for holding meetings and decision-making by the board of managing directors, and its operating procedures.

16.3	The board of managing directors may make a division of duties in writing, specifying the individual duties of each managing director.

Meetings of the board of managing directors

Article 17

17.1	The board of managing directors shall meet as often as a managing director requests a meeting.

17.2	Meetings of the board of managing directors shall be generally held at the head office of the company, but may take place elsewhere, as decided by the CEO. In addition, meetings may be conducted by telephone or via videoconferencing facilities, provided that each managing director taking part in such meeting is able to hear the deliberations and can be heard by the other managing directors and no managing director objects thereto.

17.3	Each managing director is authorized to convene a meeting of the board of managing directors in writing, specifying the topics to be discussed.

17.4	A managing director may be represented at the meeting by a fellow managing director authorized by written power of attorney.

17.5	No legally valid resolutions may be passed with regard to items that are not included in the agenda, the written convening notice or which have not been announced as prescribed or within the prescribed convocation term, unless the managing directors entitled to vote unanimously agree that resolutions on these items shall be passed.

Resolutions of the board of managing directors. Conflict of interest

Article 18

18.1	The board of managing directors adopts resolutions by a simple majority of the votes cast. Each managing director has a right to cast one (1) vote. In the event of a tie vote, the proposal is rejected.

18.2	A managing director with a direct or indirect personal interest that conflicts with the company’s interest may not take part in the deliberations or decision-making. If no resolution can be adopted by the board of managing directors as result thereof, such resolution may only be adopted by the supervisory board in accordance with article 28 of these articles of association.

18.3	The board of managing directors may adopt resolutions outside meetings provided that all its members entitled to vote have agreed with this method of decision-making and have expressed themselves regarding the proposal concerned in writing.

Representative authority

Article 19

19.1	The board of managing directors represents the company. The authority to represent the company is also vested in two (2) managing directors acting jointly in the case that the board of managing directors consists of more than one (1) managing director.

19.2	The board of managing directors may appoint officers with a limited or unlimited power of attorney. Each officer will represent the company within the scope of his or her authority. The officers’ titles are determined by the board of managing directors.

Approval of board of managing directors resolutions

Article 20

20.1	The supervisory board is authorized to make subject to its prior written approval resolutions by the board of managing directors. Any such resolution must be clearly described and reported to the board of managing directors in writing.

20.2	The absence of approval as defined in this article will not impair the representative authority of the board of managing directors or of the managing directors.

Absence. Inability to act

Article 21

If one (1) or more managing director(s) is/are absent or unable to perform his/her/their duties, the remaining managing director or managing directors shall be temporarily charged with the management of the company. In the event of the absence or inability to act of all the managing directors or the sole managing director, a person appointed for that purpose by the supervisory board shall be temporarily charged with the management of the company.

Supervisory board

Article 22

The company shall have a supervisory board, consisting of at least three (3) natural persons. With due observance of the previous sentence, the number of supervisory directors shall be determined by the supervisory board. In the event of a vacancy, the supervisory board continues to be validly constituted by the remaining supervisory directors.

Appointment

Article 23

23.1	Supervisory directors shall be appointed by the general meeting.

23.2	Subject to the applicability of paragraph 4 of this article, supervisory directors shall be appointed for a maximum period of four years, provided that, unless a supervisory director has resigned or is removed at an earlier date, his or her term shall expire as of the closing of the annual general meeting held in the last calendar year of his or her term of appointment. A supervisory director may be re-appointed, with due observance of the preceding sentence.

23.3	If MYT Holding LLC holds directly or indirectly less than twenty-five percent (25%) of the aggregate issued and outstanding nominal share capital of the company, the company will file a declaration confirming such event with the trade register of the Dutch chamber of commerce and the company will publish a public announcement confirming such filing.

23.4	Effective as of the moment of filing of the declaration as referred to in paragraph 3 of this article, the terms of the supervisory directors at that time in office will expire as of the closing of the next annual general meeting. Going forward, the term of appointment of all supervisory directors shall expire each year at the closing of the annual general meeting.

23.5	A supervisory director may be re-appointed, with due observance of this article.

Rotation schedule

Article 24

Until the company files the declaration referred to in paragraph 3 of article 23, the supervisory board shall establish a rotation schedule for the term of appointment for each supervisory director.

Dismissal, suspension and retirement

Article 25

The general meeting may at any time suspend or dismiss any supervisory director. The general meeting may lift such suspension at any time and such suspension will automatically lapse if the general meeting does not resolve to dismiss such supervisory director within three months of such suspension.

Remuneration

Article 26

The general meeting shall determine the remuneration of supervisory directors. Supervisory directors shall be reimbursed for their expenses.

Duty and powers

Article 27

27.1	The duty of the supervisory board shall be the supervision of the policy of the board of managing directors and the general course of affairs in the company and the enterprise connected therewith. It shall assist the board of managing directors with advice. In the performance of their duty, the supervisory directors shall be guided by the interests of the company and the enterprise connected therewith.

27.2	The supervisory board shall have access to the company’s business premises and shall be authorized to inspect its books and records. The supervisory board may designate one (1) or more persons from its midst to exercise such powers. The supervisory board may also call on experts for assistance and determine the remuneration of such experts, which shall be paid by the company.

27.3	The supervisory board may form supervisory board committees from among its members and define their responsibilities and competences in its rules of procedure.

Meetings and decision-making of the supervisory board. Conflict of interest.

Article 28

28.1	The supervisory board appoints a chairperson and a vice chairperson from among its midst, who will replace the former on his or her absence. The supervisory board also appoints a secretary, whether or not from among its midst, and makes arrangements for the latter’s substitution.

28.2	Should both the chairperson and the vice chairperson be absent from a meeting, the said meeting itself designates a chairperson.

28.3	The supervisory board meets as often as its chairperson, or two (2) other supervisory directors, or the board of managing directors deem necessary.

28.4	The secretary shall take minutes of the business transacted during the meeting of the supervisory board. The minutes shall be approved by the chairperson of the supervisory board and signed by the secretary.

28.5	The supervisory board adopts resolutions by a simple majority of the votes cast. Each supervisory director has a right to cast one (1) vote. In the event of a tie vote, the proposal is rejected.

28.6	During any of its meetings, the supervisory board may pass valid resolutions only if at least half of its members then in office and entitled to vote are present or represented during such meeting.

28.7	The supervisory board may also adopt resolutions outside meetings provided that all its members entitled to vote have agreed with this method of decision-making and have expressed themselves regarding the proposal concerned in writing.

28.8	The supervisory board may hold joint meetings with the board of managing directors as often as the supervisory board or the board of managing directors deems necessary.

28.9	The supervisory board shall draw up rules of procedure containing further regulations on the procedure for holding meetings and decision-making by the supervisory board, and its operating procedures.

28.10	A supervisory director with a direct or indirect personal interest that conflicts with the company’s interest may not take part in the deliberations or decision-making. If all supervisory directors have a conflict of interest as referred to above, such resolution may be adopted by the supervisory board, irrespective of the conflict of interest.

Absence or inability to act of supervisory directors

Article 29

If one (1) or more supervisory director(s) is/are absent or unable to perform his/their duties, the remaining supervisory director(s) shall be temporarily charged with the supervision of the policy of the board of managing directors and the general course of affairs in the company and the enterprise connected therewith. In the event of the absence or inability to act of all the supervisory directors, a person appointed for that purpose by the general meeting shall be temporarily charged with the aforementioned supervision of the company.

Indemnification

Article 30

30.1	The company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in a proceeding by reason of the fact that he or she (or an legal entity for whom he or she) is or was a managing director or a supervisory director, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person (including for an act or omission that occurred prior to the introduction of this article 30), except that no indemnification shall be made in respect of any claim, issue or matter as to which such person (i) shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to the company, unless and only to the extent that the court, or, in the case of arbitration, the arbitrator, having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court, or, in the case of arbitration, the arbitrator, having appropriate jurisdiction shall deem proper or (ii) has been covered for the costs or financial loss by an insurance and the insurer has paid out, without reservation, the costs or financial loss.

30.2	The company shall be required to indemnify a current or former managing director or a current or former supervisory director in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the supervisory board.

30.3	The board of managing directors, subject to prior approval of the supervisory board, may resolve to indemnify any current or former officer or any proposed officer of the company or its subsidiaries out of the assets of the company against all costs, charges, losses and liabilities incurred by him or her in the proper execution of his or her duties or the proper exercise of his or her powers in any such capacities in the company or such subsidiary including, without limitation, a liability incurred in defending proceedings in which judgment is given in his or her favor or in which he or she is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his or her part.

30.4	Expenses (including attorneys’ fees) incurred by a current or former supervisory director or current or former managing director in defending a proceeding referenced in paragraph 1 of this article shall, upon application of such supervisory director or managing director, be paid by the company in advance of the final disposition of such proceeding upon a resolution of the supervisory board with respect to the specific case; provided that the company shall have received an undertaking by or on behalf of such current or former supervisory director or current or former managing director to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the company in accordance with this article.

30.5	The company will purchase and maintain adequate insurance for the benefit of a person who is or formerly was a managing director, a supervisory director, an officer or a proposed managing director, supervisory director or officer of the company or any company which is or previously was a subsidiary or a company in which the company has or formerly had an interest (whether directly or indirect), indemnifying him or her against liability for negligence, default or breach of duty or other liability, other than acts or failures to act which were intentional (opzettelijk), intentionally reckless (bewust roekeloos) or seriously culpable (ernstig verwijtbaar), unless such insurance cannot be obtained at reasonable terms.

30.6	This article may be amended without the consent of the indemnified persons, but the indemnity granted in this article will remain in force for claims for the reimbursement of costs and other payments as referred to in this article that resulted from an act or omission by the indemnified person in the period when the indemnity was in effect.

Financial year. Annual accounts

Article 31

31.1	The financial year commences on the first day of July of any given year and ends on the thirtieth day of June of the subsequent year.

31.2	The board of managing directors is required to draw up the annual accounts within five (5) months of the end of the company’s financial year, unless this period has been extended by a maximum of five (5) months by the general meeting on account of special circumstances.

31.3	The annual accounts must be signed by the managing directors and the supervisory directors; if one (1) or more of their signatures is missing, this shall be stated giving the reason therefore.

31.4	The general meeting shall have the power to adopt the annual accounts.

31.5	A resolution to adopt the annual accounts shall not automatically discharge a managing director or a supervisory director. The general meeting may resolve to grant one or more managing directors and/or one or more supervisory directors full or partial discharge.

31.6	If all of the shareholders are also managing directors of the company, the signing of the annual accounts by all of the managing directors and all the supervisory directors shall not be considered an adoption as referred to in paragraph 4 of this article.

31.7	The company shall instruct a qualified auditor to examine its accounts and records. The general meeting is authorized to appoint the auditor. If the general meeting fails to appoint the auditor, the supervisory board is authorized to do so.

31.8	The statutory provisions apply to the directors’ report, the additional data to be added, the auditor’s report and the publication of the directors’ report.

Profits

Article 32

32.1	The company may make distributions to the extent that the company’s equity exceeds the reserves that the company must maintain pursuant to the law or these articles of association.

32.2	The board of managing directors may resolve to make distributions, provided that the approval of the supervisory board has been obtained.

32.3	Pursuant to and in accordance with a proposal thereto by the board of managing directors, which proposal has been approved by the supervisory board, the general meeting may also resolve to make distributions.

32.4	If, after making such a distribution, the company is unable to continue paying its due and payable debts, the managing directors shall, subject to the provisions of prevailing law, be jointly and severally liable to the company for the shortfall created by the distribution. A party receiving such distribution who knows or could reasonably be expected to foresee that the distribution would make the company unable to continue paying any of its due and payable debts shall be liable to the company for payment of the shortfall created by the distribution, with said liability not to exceed the amount of the distribution received by that party and with due observance of the provisions of prevailing law.

32.5	In calculating the profit distribution, the shares held by the company in its own capital will not be taken into account, unless those shares are encumbered with a right of usufruct or a right of pledge, if the pledgee is entitled to the distributions on such shares under the deed of pledge.

32.6	In calculating the amount to be distributed on each share, only the amount of the obligatory payments on the nominal amount of the shares will be taken into account.

32.7	A claim of a shareholder to receive a distribution expires after five (5) years after the distribution has become payable.

32.8	Any distribution by the company may be made in the form of cash, shares or in kind.

General meetings

Article 33

33.1	At least once during each financial year, a general meeting shall be held.

33.2	The agenda for such general meeting as mentioned in paragraph 1 of this article shall, include the following items:

a.	the directors’ report;

b.	adoption of the annual accounts;

c.	discharging the managing directors for the management they performed in the past financial year;

d.	discharging the supervisory directors for the supervision of the management they performed in the past financial year;

e.	allocation of profit or loss;

f.	the filling of any vacancies;

g.	appointment of a qualified auditor; and

h.	other proposals by the board of managing directors, the supervisory board or shareholders and/or other holders of a meeting right, provided that these proposals have been raised and announced with due observance of the provisions of article 35 of these articles of association.

Other meetings

Article 34

34.1	Without prejudice to the provisions of article 33 paragraph 1 of these articles of association, other general meetings shall be held as often as the board of managing directors or the supervisory board considers necessary.

34.2	Subject to applicable law, one or more shareholders and/or other holders of a meeting right who, alone or together, represent at least one one-hundredth (1/100) of the issued capital may submit a written request to the board of managing directors or the supervisory board to convene a general meeting, provided that such request contains a detailed description of the items to be addressed at said meeting. The board of managing directors and the supervisory board will take the steps necessary to ensure that the general meeting is held within four (4) weeks of its receipt of such request, except in the event of a countervailing substantial company interest.

Convocation of meetings. Agenda

Article 35

35.1	General meetings are convened by the board of managing directors or the supervisory board, without prejudice to the provisions laid down in article 34 paragraph 2 of these articles of association, in accordance with the applicable provisions of these articles of association and applicable laws.

35.2	The convening notice shall specify the matters to be addressed at the general meeting.

35.3	Subject to applicable law, shareholders and/or other holders of a meeting right who jointly represent at least one one-hundredth (1/100) part of the issued capital shall be entitled to request the board of managing directors and the supervisory board to place one (1) or more matters on the agenda for the next general meeting.

35.4	Upon receipt of a request as referred to in paragraph 3 of this article, the board of managing directors and the supervisory board shall place such matter(s) on the agenda, except in the event of a countervailing substantial company interest.

35.5	If there are fewer than thirty (30) days between the request for matters to be placed on the agenda and the day of the next general meeting, the said matters shall be placed on the agenda for the general meeting thereafter, except in the event of a countervailing substantial company interest.

Venue for general meetings Article 36

General meetings shall be held in the municipality in which the company has its head office or in the municipalities of Aachen, Augsburg, Berlin, Bielefield, Braunsweig, Bremen, Bochum, Bonn, Chemnitz, Cologne, Dortmund, Dresden, Duisburg, Düsseldorf, Essen, Frankfurt am Main, Gelsenkirchen, Hamburg, Hanover, Karlsruhe, Kiel, Leipzig, Mannheim, Mönchengladbach, Munich, Münster, Nuremberg, Stuttgart, Wiesbaden, Wuppertal, all in the Federal Republic of Germany.

Chair. Minutes.

Article 37

37.1	The chairperson of the supervisory board shall act as the chairperson of the general meeting. In the absence of the chairperson of the supervisory board, the vice-chairperson of the supervisory board shall act as the chairperson of the general meeting. In the absence of both, the supervisory directors present at the general meeting shall appoint the chairperson of the general meeting. In the absence of all supervisory directors, the general meeting shall appoint its own chairperson. The chairperson appoints a secretary and an inspector of elections. If no inspector of elections is appointed, the secretary shall act as inspector of elections.

37.2	The secretary shall take minutes of the proceedings at each general meeting. The said minutes shall be confirmed and signed in evidence thereof by the chairperson and the secretary. The inspector of elections shall tabulate all votes on the resolutions proposed at the general meeting and shall prepare a certificate of tabulation for approval and signature of the chairperson and the secretary.

37.3	The chairperson of the general meeting or the party who convened the meeting may resolve to have a notarial report made of the proceedings at the meeting.

37.4	The board of managing directors is required to keep records of the resolutions adopted by the general meeting and deposit them at the company’s office for inspection by the shareholders and other holders of a meeting right. Upon request, each shareholder and holder of a meeting right will be provided with a copy of or excerpt from the records at no more than cost.

37.5	If no managing directors are present at a general meeting, the chairperson of the meeting is responsible for ensuring that the board of managing directors is given a copy of the resolutions adopted as soon as possible after the meeting.

37.6	A written confirmation signed by the chairperson of the supervisory board or by the chairperson of the general meeting stating that the general meeting has adopted a resolution constitutes valid proof of that resolution towards third parties.

37.7	All issues relating to the proceedings at or concerning the meeting are decided by the chairperson of the general meeting.

Meeting right. Right to attend and vote

Article 38

38.1	A meeting right is allocated to shareholders and to usufructuaries and pledgees who hold voting rights. Each person with a meeting right has the right to attend, address and, if applicable, vote at general meetings, whether in person or represented by the holder of a written proxy. Usufructuaries and pledgees who do not hold voting rights shall not have a meeting right unless provisions to the contrary were agreed upon the creation or transfer of the usufruct or right of pledge.

38.2	Each holder of a meeting right or its representative who attends a meeting must sign the attendance list.

38.3	Each holder of a meeting right or its representative participating, where permitted in accordance with these articles of association, in the general meeting by way of electronic means of communication shall be identified by the chairperson of the general meeting in the manner as stated in the terms and conditions mentioned in paragraph 6 of this article. The name of the holder of a meeting right and the name of any representative participating in the general meeting by way of electronic means of communication shall be added to the attendance list.

38.4	The managing directors and the supervisory directors have, in that capacity, an advisory vote at general meetings.

38.5	Each of the general meeting, the supervisory board and the board of managing directors may resolve to allow persons, other than those referred to in this article, to attend general meetings.

38.6	The board of managing directors may determine that a holder of a meeting right or its representative may attend and address general meetings, and, insofar as possible, exercise its voting right by electronic means of communication. The board of managing directors sets the terms and conditions for electronic participation to the meeting as mentioned in the previous sentence and announces those in the convening notice. These conditions in any case encompass the method by which the holder of a meeting right or its representative can (i) be identified through the electronic means of communication, (ii) take direct cognizance of the proceedings at the meeting and (iii) insofar as possible, exercise its voting right.

Resolutions of the general meeting

Article 39

39.1	Resolutions are passed by a simple majority of the votes cast, unless the law or these articles of association require a greater majority.

39.2	Each share confers the right to cast one (1) vote. No votes may be cast during the general meeting for a share held by the company or any of its subsidiaries. Holders of a right of usufruct or a right of pledge on shares belonging to the company or any of its subsidiaries are not excluded from voting if the right of usufruct or the right of pledge was created before the share concerned belonged to the company or one of its subsidiaries. The company or a subsidiary may not cast a vote in respect of a share on which it holds a right of usufruct or a right of pledge.
39.3	In the event the of a tie vote, the proposal is rejected.

39.4	Blank votes, abstentions and invalid votes will be deemed not to have been cast.

39.5	The chairperson of the general meeting determines the method of voting.

39.6	The ruling by the chairperson of the general meeting on the outcome of a vote is decisive.

39.7	All disputes concerning voting for which neither the law nor the articles of association provide a solution are decided by the chairperson of the general meeting.

39.8	The conditions as referred to in article 38 paragraph 6 of these articles of association mention the manner in which a shareholder or its representative may participate in the voting by way of electronic means.

Amendment to the articles of association

Article 40

40.1	The general meeting is authorized to adopt a resolution to amend the articles of association. The general meeting can only resolve to amend the articles of association on proposal of the board of managing directors, which proposal has been approved by the supervisory board.

40.2	If a proposal to amend the articles of association is submitted to the general meeting, this must always be stated in the notice convening the general meeting and simultaneously a copy of the proposal containing the proposed amendment verbatim must be deposited at the company’s office for inspection by the shareholders and other holders of a meeting right until the end of the meeting.

Dissolution and liquidation

Article 41

41.1	The general meeting is authorized to adopt a resolution to dissolve the company upon the submission of such matter to the general meeting by the supervisory board. If a resolution is to be proposed to the general meeting for dissolving the company, such shall be stated in the convening notice.

41.2	In the event of the company being dissolved, the managing directors shall be the liquidators of the assets of the dissolved company, unless the general meeting appoints other persons to do so. The supervisory board shall be charged with the supervision of the liquidation.

41.3	The liquidators have the same powers, duties and liabilities as managing directors, insofar as such is compatible with their task as liquidator.

41.4	Any surplus assets remaining after the company’s debts have been settled shall be distributed to the shareholders in proportion to the aggregate nominal value of their individual shareholding.

41.5	After the company has ceased to exist, the company’s accounts, records and other data carriers must be kept for seven (7) years by the person designated for that purpose by the general meeting or, if no such designation is made, the person designated for that purpose by the liquidators.

Exclusive forum for claims and proceedings

Article 42

42.1	Unless, to the extent permitted under applicable law, the company consents in writing to the selection of an alternative forum, the competent court in Amsterdam shall be the sole and exclusive forum for:

a.	any action asserting a claim for breach of a fiduciary or other duty owed by any supervisory director, managing director, officer, employee, or agent of the company to the company or the company’s shareholders;

b.	any action asserting a claim arising pursuant to any provision of the Dutch Civil Code, the articles of association of the company or the rules of procedure of the supervisory board or the board of managing directors; or

c.	any action asserting a claim pertaining to the internal affairs of the company.

42.2	In each case of an action or proceeding that is subject to paragraph 1 of this article, if any such action or proceeding is filed in a court other than the competent court in Amsterdam (a “foreign action”) in the name of any shareholder, such shareholder shall be deemed to have consented to: (x) the personal jurisdiction of the competent court in Amsterdam in connection with any action or proceeding brought in such court to enforce the provisions of paragraph 1 of this article (an “enforcement action”), and (y) having service of process made upon such shareholder in any such enforcement action by service upon such shareholder’s counsel in the foreign action as agent for such shareholder.

42.3	Unless, to the extent permitted by applicable law, the company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated pursuant to such statutes.

42.4	Any person or entity purchasing or otherwise acquiring any direct or indirect interest in shares of the company shall be deemed to have notice of and consented to the provisions of this article.

FINAL PROVISIONS

The underlined headings in this deed have been included for ease of reference only. The appearing person is known to me, notary,

IN WITNESS WHEREOF,

the original of this deed was drawn up and executed in Amsterdam, the Netherlands on the date in the first paragraph of this deed. The substance of this deed was stated and clarified to the appearing person. The appearing person declared to have taken note of the content of this deed in time before its execution, agreed to its content and did not require a full reading of this deed. Subsequently, after limited reading in accordance with the law, this deed was signed by the appearing person and me, notary.